Exhibit 99.3

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED JUNE 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended June 30, 2004 versus three months ended June 30, 2003

Revenue from vessels, net. Net revenue from vessels (freight less brokerage commission) was $63.7 million during the quarter ended June 30, 2004 as compared to $61.5 million during the quarter ended June 30, 2003, an increase of 3.5%. The number of available days increased by 9% due to an increase in the number of vessels from an average of 25.4 vessels in the second quarter 2003 to an average of 27.6 vessels in the second quarter 2004. However, 484 more days were employed in time charters than the equivalent period, which earn a stable but lower rate than spot related charters. Nevertheless, the quarter was unexpectedly buoyant in terms of rates, due to continued demand from the Far East and increases in oil supply.

The average time charter equivalent rate per vessel for the quarter was $23,504 per day, compared to $24,174 for the previous year. All tanker categories achieved good rates as follows - VLCCs earned an average $45,218 ($35,500), Suezmaxes $25,450 ($32,517), Aframaxes $23,460 ($23,099), Panamaxes $21,658 ($24,373), and Product Carriers $13,865 ($11,572). Suezmax rates were reduced because during the second quarter of 2003, three of the four new Suezmaxes were earning high spot rates, while the same three vessels were earning time charter rates in 2004.

The VLCC La Madrina, which was acquired in January, continued operating in the spot market still earning relatively high rates for a second quarter. In all, the vessel achieved an average TCE of $54,935 during the quarter, representing $5.8 million or 9% of the total net revenue of the Company.

The additional contribution to net revenue in the second quarter 2004 of those vessels that were delivered during or after the second quarter of 2003 was $6.1 million, nearly 10% of total net revenue.

Total productivity achieved by the fleet in the second quarter 2004 was 98.1%, compared to 94.5% for the second quarter of 2003. The Aframax Tamyra, completed its dry dockings in April losing a further 17 days trading. In the same quarter last year, three vessels were at some stage undergoing survey related dry docking repairs.

Commissions. Commissions were $2.7 million, or 4.1% of revenue from vessels, during the quarter ended June 30, 2004, compared to $3.0 million, which was 4.6% of revenue from vessels, for the quarter ended June 30, 2003. The decrease was due to changes in employment of three vessels to where only one broker was required, and to the increased employment of vessels in pool operations under which direct commission payable is lower.

Voyage expenses. Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $15.4 million during the quarter ended June 30, 2004, compared to $15.6 million during the prior year, a 1.2% increase. However, total operating days on spot charter and contract of affreightment actually decreased from 1,163 days in the second quarter of 2003 to 820 days in the second quarter of 2004, a 42% decrease. Bunker prices were at comparable levels to the previous year’s period.

Total voyage expenses did not decrease in line with operating days in which voyage expenses are incurred because of the impact of charter-in rates on the two suezmaxes that were sold and leased back as the Cape Baker and Cape Balboa in the fourth quarter of 2003. Charter-in freight is accounted for as a voyage expense. The cost of chartering in the two suezmaxes amounted to $4.1 million in the second quarter, 2004. In the previous year’s quarter, there was a $1 million cost of chartering in the product carrier Capella, which was released in September 2003. In both quarters, the charter-in costs for the Olympia were approximately $1.9 million.

Vessel operating expenses. Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total operating costs were $12.3 million during the quarter ended June 30, 2004 as compared to $11.9 million during quarter ended June 30, 2003, an increase of 3.3%. However, there was an increase in operating days of approximately 285 days or 14%, over the previous year, in vessels bearing operating expenses, which is equivalent to almost 3.1 vessels. In effect, therefore, there was a decrease in operating expenses per vessel during the period.

Vessel operating expenses per ship per day for the fleet actually decreased from $5,865 for the quarter ended June 30, 2003 to $5,723 for the quarter ended June 30, 2004, a 2% decrease, despite the continued pressure of the fall in value of the dollar against the Euro over the year, which especially impacted the cost of crew. There has been a marked reduction in spares and maintenance costs compared to the preceding quarters, when expenditure was particularly high, especially with regard to the older vessels. There has been a specific effort to bring operating costs on these vessels to more manageable levels, but this required expense to achieve economies. The impact of the newly delivered cost effective vessels, especially the recently acquired panamaxes, has had a beneficial effect.

Depreciation. Depreciation was $8.9 million during the quarter ended June 30, 2004, compared to $8.1 million during the quarter ended June 30, 2003, an increase of 9.8%, due primarily to the addition of four new vessels between the middle of the second quarter of 2003 to the middle of the second quarter 2004. This was set off by the sale of the aforementioned suezmaxes in the fourth quarter 2003, which are now operating as chartered-in vessels.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended June 30, 2004, amortization of deferred drydocking charges was $2.4 million as compared to $2.3 million during the quarter ended June 30, 2003, an increase of 5.3%, due to seven vessels undergoing dry-docking between the second quarter of 2003 to the second quarter of 2004 at a total cost of approximately $11 million, giving rise to extra quarterly amortization of $0.5 million, less amortization periods ending for four vessels which were incurring amortization of deferred dry-dock charges amounting to $0.4 million per quarter.

Provision for doubtful receivables. There was no increase in the provision for doubtful receivables in either quarter.

Management fees. The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since January 1, 2002 all vessels (excluding temporarily chartered-in vessels) bear a management fee of $15,000 per month, of which $10,000 per month is payable to Tsakos Shipping and Trading S.A. for the technical management of the fleet. Management believes this to be a very competitive fee to pay for such services. The remaining $5,000 per vessel is retained by Tsakos Energy Management to cover the costs associated with the administration of Tsakos Energy Navigation Ltd. Management fees totaled $1.3 million during the quarter ended June 30, 2004, compared to $1.1 million for the quarter ended June 30, 2003, an increase of 15.1%, relating to the four vessels newly acquired since mid-second quarter 2003.

General and administrative expenses. G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $0.7 million during the quarter ended June 30, 2004, compared to $0.4 million during the previous year quarter 2003, an increase of 79.9 % primarily due to additional expenditures relating to investor relations and the significant new requirements for legal and audit services as a result of new corporate governance regulations for public companies. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $783 for the second quarter of 2004, compared to $645 for the second quarter of 2003 and an average $734 for the year 2003.

Operating income. As a result of the reasons stated above, income from vessel operations was $22.6 million during the quarter ended June 30, 2004 versus $22.1 million during the quarter ended June 30, 2003, representing a 2.5% increase.

Interest and finance costs. Interest and finance costs were $2.1 million for the quarter ended June 30, 2004, compared to $3.3 million for the quarter ended June 30, 2003. Actual loan interest fell from $3.1 million to $2.8 million, an 11.3% decrease. Although total average bank loans were approximately $475.8 million for the second quarter of 2004, compared to $474.7 million for the previous year quarter, a similar level, the average interest rate for the current quarter borne on the Company’s loans was approximately 2.36%, compared to 2.53% for the second quarter of 2003. Interest due on the hedging swaps amounted to $0.4 million in the second quarter of 2004, although none was due in the second quarter of 2003.

There was a positive movement of $0.4 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2004, which is accounted for through the income statement and is included in Interest and finance costs, compared to a negative movement of $0.4 million in the second quarter of 2003.

Capitalized interest in the second quarter of 2004 was $0.6 million, compared to $0.1 million in the previous year, due to the extra number of vessels under construction during the past year, offset by the modest decrease in average interest rates.

Interest income. Interest income was $0.1 million during the second quarter of 2004 and $0.1 million during the second quarter of 2003, despite much higher average bank deposits, because of lower time deposit interest rates in 2004 compared to 2003.

Foreign exchange losses. There were no significant foreign exchange losses in the second quarter of 2004 and approximately $0.1 million in the second quarter of 2003.

Share of profits of joint venture. The joint venture LauriTen Ltd. was terminated in August 2003. The share of net income due to TEN Ltd. from the joint venture for the quarter ended June 30, 2003 was $0.3 million.

Amortization of the deferred gain on the sale of vessels. The Company sold two suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for the second quarter of 2004.

Gain on sale of vessels. The Company sold two vessels during the quarter ended June 30, 2004. The newly-built product carrier Delos was sold on delivery to the Royal Australian navy for a price of $35.7 million. The book cost of the vessel including pre-delivery expenses was $26.7 million and sales costs amounted to $1.1 million, resulting in a net gain of $7.9 million. The Liberty, a single-hull panamax built in 1981, was sold for scrap purposes for $4.8 million. The net book value (including non-amortized deferred charges) of the vessel was $3.4 million. Associated sales costs were $0.5 million leaving a net profit of $0.9 million.

Other, net. There were no other costs or income in the period. For the second quarter of 2003, the Company incurred non-recurring charges amounting to $0.4 million relating to the investigation of companies for possible acquisition purposes.

As a result of the foregoing, net income for the quarter ended June 30, 2004 was $30.2 million, or $ 1.62 per share, basic, versus $1.09 per share, basic, during the quarter ended June 30, 2003, an increase of 61.3%.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2005, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $47.4 million at June 30, 2004, compared to $7.8 million as at June 30, 2003. Total cash balances as at June 30, 2004 amounted to $94.7 million, compared to $58.3 million a year previously. Cash includes an amount on $15.0 million relating to three three-year cash investments of $5.0 million each.

Net cash provided by operating activities was $23.4 million in the quarter ended June 30, 2004, compared to $29.9 million in the previous year, a 21.8% decrease. Despite an increase in profits (excluding the gain on vessels sold), the decrease is due to more favorable movements in working capital constituents during the second quarter 2003, compared to the second quarter 2004.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $2.2 million, compared to $1.9 million in the previous year’s quarter. Programmed expenditure on dry-dockings is much reduced due to the intensive survey repair program over the preceding two years. Only three vessels have been scheduled for dry-docking within 2004, of which one was completed during the first quarter. Work relating to the Tamyra commenced in the first quarter, but was completed in the second and most expenditure was incurred, therefore, in the second quarter. The panamax Bregen is scheduled for drydocking during the fourth quarter.

Net cash used in investing activities was $3.7 million for the quarter ended June 30, 2004, compared to $32.6 million for the quarter ended June 30, 2003. $21.1 million relates to the final installments payable on the acquisition of the Delos. A further $21.5 million was paid as installments as part of the newbuilding program. Against this expenditure an amount of $38.9 million was received as net sale proceeds on the sale of the Delos and the Liberty.

During the period between April 1, 2004 and June 30, 2004, the Company entered into a contract to construct an LNG carrier for a contracted price of $173.5 million, with a 10% first installment payable immediately on signing of the contract. Following the sale of the Delos, the total number of vessels on order remained at thirteen to be delivered between January 2005 and June 2007 with a total contract value of $652.5 million of which $78.5 million had been paid by June 30, 2004.

Net cash used in financing activities was $4.5 million in quarter ended June 30, 2004, compared to $14.1 million derived from financing activities in June 30, 2004. There were no new proceeds from new bank loans in the quarter, compared to proceeds of $26.0 million in the previous year’s quarter. On the contrary, there were repayments of $12.4 million, and a prepayment of $63.6 million relating to amounts drawn on a revolving credit facility which may be redrawn in accordance with the schedule of remaining available amounts at any time. Repayments in the second quarter of 2003 amounted to $10.9 million.

During the quarter ended June 30, 2004, the Company initiated a public offering by issuing 2,875,000 shares at $28.18 each, raising a net amount of $82.2 million. In the previous year’s quarter an amount of $2.8 million was raised from the exercise of share options. No options were exercised within the second quarter of 2004.

A final 50 cent dividend for the fiscal year 2003 was declared in February 2004 and was paid on April 29, 2004. The total amount paid was $8.6 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The first installment of the 2003 dividend, amounting to 50 cent per share was paid in November, 2003. During the second quarter of 2003, a 20 cent dividend was paid amounting to $3.5 million.

Total net debt outstanding decreased from $484 million at the beginning of the quarter to $408 million by the end of the quarter. The average debt to capital ratio was approximately 47% by June 30, 2004. Four new five-year interest rate swap were arranged during the quarter for a notional amount of $40 million, $24.5 million, $24.6 million and $23.6 million respectively. All meet hedging criteria and bring the total notional amount of loans covered to $374 million or 92% of the total, although the two remaining swaps which do not meet hedging criteria and cover a notional $100 million will expire in August 2004, bringing coverage down to approximately 70%.